June 7 2010 14:30 p.m. CEST / 8:30 a.m. EDT

GRIFOLS
webcasting
June 7 2010 14:30 p.m. CEST / 8:30 a.m. EDT
Welcome to the webcast.
GRIFOLS TO ACQUIRE TALECRIS CREATING A WORLD LEADING COMPETITOR IN THE PRODUCTION OF LIFE-SAVING PLASMA THERAPIES
The live webcast will take place on Monday, June the 7th 2010 at 14:30 p.m. CEST / 8:30 a.m. EDT
The recorded webcast will be available later on the day
Disclaimer
This document has been prepared by GRIFOLS, S.A. (GRIFOLS or the “Company”) exclusively for use during the analyst and investor conference call “Acquisition of Talecris Biotherapeutics: Creating a World Leading Integrated Plasma Company”. Therefore it cannot be disclosed or made public by any person or entity with an aim other than the one expressed above, without the prior written consent of the Company.
The Company does not assume any liability for the content of this document it used for different purposes thereof.
The information and any opinions or statements made in this document have neither been verified by independent third parties nor audited (except for 2009 figures referring to Grifols and Talecris); therefore no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein.
☐ I read and accept the disclaimer.
To access, please introduce your E-mail and click next:
E-mail:   next

GRIFOLS
webcasting
June 7 2010 14:30 p.m. CEST / 8:30 a.m. EDT
Welcome to the webcast.
GRIFOLS TO ACQUIRE TALECRIS CREATING A WORLD LEADING COMPETITOR IN THE PRODUCTION OF LIFE-SAVING PLASMA THERAPIES
The live webcast will take place on Monday, June the 7th 2010 at 14:30 p.m. CEST / 8:30 a.m. EDT
The recorded webcast will be available later on the day
Neither the Company, its subsidiaries nor any entity within GRIFOLS Group or subsidiaries, any of its advisors or representatives assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents.
Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or agreement.
IMPORTANT INFORMATION
This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Law 24/1988, of July 28, as amended and restated from time to time), Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.
☐ I read and accept the disclaimer.
To access please introduce your E-mail and click next:
E-mail:   next

GRIFOLS
webcasting
June 7 2010 14:30 p.m. CEST / 8:30 a.m. EDT
Welcome to the webcast.
GRIFOLS TO ACQUIRE TALECRIS CREATING A WORLD LEADING COMPETITOR IN THE PRODUCTION OF LIFE-SAVING PLASMA THERAPIES
The live webcast will take place on Monday, June the 7th 2010 at 14:30 p.m. CEST / 8:30 a.m. EDT
The recorded webcast will be available later on the day
In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction.
Particularly, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The disclosed transaction is subject to shareholder and regulatory approvals.
FORWARD-LOOKING STATEMENTS
This document contains forward-looking information and statements about GRIFOLS and Talecris based on current assumptions and forecast made by GRIFOLS Group management, including proforma figures and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential, “estimates” and similar expressions.
☐ I read and accept the disclaimer.
To access, please introduce your E-mail and click next:
E-mail:   next

GRIFOLS
webcasting
June 7 2010 14:30 p.m. CEST / 8:30 a.m. EDT
Welcome to the webcast.
GRIFOLS TO ACQUIRE TALECRIS CREATING A WORLD LEADING COMPETITOR IN THE PRODUCTION OF LIFE-SAVING PLASMA THERAPIES
The live webcast will take place on Monday, June the 7th 2010 at 14:30 p.m. CEST / 8:30 a.m. EDT
The recorded webcast will be available later on the day
underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential, “estimates” and similar expressions.
Although GRIFOLS believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments.
Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GRIFOLS.
☐ I read and accept the disclaimer.
To access, please introduce your E-mail and click next:
E-mail:   next

FINAL TRANSCRIPT
Thomson StreetEventsSM
TLCR — Grifols to Acquire Talecris Biotherapeutics
Event Date/Time: Jun. 07. 2010 / 12:30PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Jun. 07. 2010 / 12:30PM, TLCR — Grifols to Acquire Talecris Biotherapeutics
CORPORATE PARTICIPANTS
Nuria Pascual
Grifols, S.A. — IR Officer
Alfredo Arroyo
Grifols, S.A. — CFO
Victor Grifols
Grifols, S.A. — Chairman and CEO
Larry Stern
Talecris Biotherapeutics — Chairman and CEO
PRESENTATION
Nuria Pascual — Grifols, S.A. — IR Officer
Hello. Good morning, everybody. Thank you for joining us today. My name is Nuria Pascual, for those of you who may not know me. But I’m Investor Relations Officer at Grifols.
As you know, we have made an announcement today on an agreement to acquire Talecris to create a leading provider of plasma proteins therapies.
I have here with me in Barcelona, Victor Grifols, Chairman and CEO of Grifols; Alfredo Arroyo, CFO at Grifols; and we have also on the outside of the line, Larry Stern, President and CEO of Talecris.
Today, we would like to explain the main aspects of this deal. Before that just a few remarks on how to proceed. We have people attending through a webcast but we also have people on a conference call. So we will go through the presentation, and it can be downloaded from our website. At the end there will be an opportunity for some questions. There will be a link open on the webcast, a [well made] presentation of approximately, so only people on the webcast can ask questions at this stage.
We have included in the presentation a disclaimer. Basically what it says — would understand the wording — but it says that this document, the presentation has been prepared by Grifols and to be used during this conference. And all the information and opinions or statements included in the document have not been verified by an independent third party, of course, with the exception of the year 2009 numbers, which are audited numbers.
But this document is not an offer or invitation to purchase subscribed shares according to the regulations of the Spanish securities market. Forward-looking statements, again, to understand the wording, you are invited to go through it before proceeding.
So first of all we will start with Alfredo Arroyo, CFO at Grifols. Alfredo, please.
Alfredo Arroyo — Grifols, S.A. — CFO
Thank you. Good morning, everybody. Well the agenda for today is the following. First of all I will discuss and I will review the transactional highlights. Afterwards, Victor Grifols, our President, will talk about the strategic rationale. Afterwards I will speak about the transaction impact. And, finally, Victor Grifols will conclude the presentation.
So if we go to the page number one, which gives you a transactional review, this is a summary of the — over which we have agreed. And the agreement is to acquire 100% of Talecris for a combination of cash and newly issued Grifols nonvoting shares. The amount to pay in cash will be $19 plus 0.64 Grifols nonvoting shares per Talecris share. The total nonvoting shares issued will be around 85 million shares.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Jun. 07. 2010 / 12:30PM, TLCR — Grifols to Acquire Talecris Biotherapeutics
Therefore, taking into consideration the stock price of Grifols as of last Friday, the implied offer price is around $26 per Talecris share, which represents a premium around 50% to the average Talecris closing share price over the last 30 days. This premium is in line with recent comparable transactions.
Therefore, the implied offer value amounts to $3.4 billion. And if we add to this offer value the existing Talecris debt, we get an enterprise value of $4 billion. There is a strong transaction rationale that will be explained later in further detail, but basically we have fully complementary business models with a clear industrial and commercial logic, and R&D of transition opportunities. And the pipeline from the geographical point of view, there is a perfect geographic fit with enhanced US presence.
From the financial point of view, for the shareholders, this transaction will create significant operating synergies up to $230 million per annum. It will have, by the year two, we will see an earnings per share accretion reaching over 30%. We have already fully committed financing arranged by Deutsche Bank, Nomura, BBVA, BNP Paribas, HSBC and Morgan Stanley. So as you can see we have been able to convince and get these top-ranked worldwide banks in today’s transaction. The transaction will be affected through a one-step merger type of structure and the closing will be subject to shareholder approvals for both companies and the regulatory review by the FTC.
In the next page there are some initial transaction benefits. Two blocks, the first one is, we see an increase availability of plasma therapies. We will see also an increasing combined utilization of fractionation capacity. Basically we are going to double the fractionation capacity up to 8.5 million liters. Also, we will further increase the combined by a combination of the proteins proliferation capacity; CapEx rationalization; plasma [procurement] optimization; the total collection capacity for the new combined entity, including some minor third-party agreements, will be around 6 million liters.
We also see [protein] deal improvements, complementary testing labs, inventory rationalization. All these things will be further discussed under the synergy caption.
The second block of these transaction benefits is that we will enhance the marketplace stability by having a broader portfolio of products in relation to the IVIG factory in albumin, current pertains to both companies. We will add another very strong growth market product, which is the alpha-1 PI.
We will see how excellent and perfect is the geographical fit. Additional increase; additional availability of products; complementary R&D products; powerful regulatory functions from both companies; enhanced pipeline; and also some recombinance opportunities.
In the next chart this is just an overall estimated — our best estimate timetable with the key milestones. [Deal enlargement] starts today, June 7.
Next step, we will start filing all of the HSR statements, antitrust statements, merger proxy and S4 with the SEC. This is therefore registration of securities for foreign investors.
We also start working in parallel filing the [full yeto] for nonvoting shares with the Spanish Stock exchange regulator, called CNMV.
We also will apply for the regulatory approval in the case that if we assume no second request, this will take place in the second half of the year. Same proxy submission to Talecris shareholders. Both shareholders from Talecris and Grifols will vote to approve the merger and issue new shares, respectively.
And if a second request will be let’s say requested, the regulatory approval on closing is expected to be early 2011.
Now I hand over to Victor Grifols that will give you a details explanation about the strategic rationale of this transaction.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Jun. 07. 2010 / 12:30PM, TLCR — Grifols to Acquire Talecris Biotherapeutics
Victor Grifols — Grifols, S.A. — Chairman and CEO
Good morning to all of you. I will try to explain the rationale behind our decision, which we think are strong and real. Okay?
So we tried to formalize on this page, page number 4, the strong underlying plasma market. So in the year 2009 the plasma industry has been evaluated around $12 billion worldwide. It is also clear for us that in some core markets still there is underdiagnosed diseases and still some undersupplied countries.
Also going a little bit further, there is unmet need in emerging markets, and these are statements that we strongly believe and we realize in our daily business activities.
In the long-term demand, we see also opportunities in our industry. For example, in the R&D, and we think there are two basic R&D lines in our industry.
One is finding new indications for existing products. I’m not going to go down at this moment in the details or examples. But we think this is a reality.
And the second reality in the R&D is finding of new proteins in plasma.
For the ones of you that are not in this business for a long time, I remember back in the year ‘75 I was told that plasma contains something like 30 proteins. At the end of the ‘90s I was told plasma contains something like 300 proteins. And lately, let’s say two or five years ago, I was told that plasma contains more than 3,000 proteins. So R&D. And if these proteins are present in our plasma it must be a reason for them.
These proteins are there not for nothing. So our R&D in the future I think is unbelievable. And, in addition, working in this industry and plasma, safety and quality is of essence in our industry.
And then because of the points I mentioned before, supply is of essence also in our business. So we have to improve plasma availability and utilization, investing in new capacities to address this potential growth that we are envisioning, and manufacturing efficiencies. So these are the plasma industry fundamentals. I think accepted for everybody.
On the next page, page number 5, I give you one-page profile about Grifols. Grifols is a company established in 1940 in Barcelona. Today, we are listed in the Spanish Stock Exchange since 2006 and we became a company of the IBEX index I think one and a half years ago.
We have a fully integrated business. We have three divisions basically; bioscience, which is the plasma-related proteins.
We have a division that we call diagnostic. In this division, we manufacture equipment, instruments and reagents for in vitro diagnostics, but specialized in the blood area of the diagnostic. For example, we manufacture coagulation instruments and coagulation reagents. We manufacture immuno methodology equipment and immuno methodology reagents. So all our development in the diagnostic area are also related to blood or blood diseases or blood problems.
Then we have another division — we call it hospital division. We manufacture here some other medicines that are not plasma related. For example, intravenous solutions, we manufacture enteral and parenteral nutrition products. And we are also well known here in Spain and Europe for specialized software for hospitals. However, this division, hospital division, is basically a domestic division.
And then we have another important asset I think, and that is why we mention it here, is we have an engineering company. This company started or was born some 15 years ago as a group of people in our Company dedicated to design facilities for us.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Jun. 07. 2010 / 12:30PM, TLCR — Grifols to Acquire Talecris Biotherapeutics
Later, we incorporated the company and actually this company is designing not only for Grifols — our facilities are designed by them — but we also design for third parties, in biotech companies or vaccines companies or things like this. You will see later this is an important asset in this decision.
We have also what we think is a well-established infrastructure. We are self provisioned in plasma supply. We have 80 plasma centers in the US. We created that structure starting in the year 2002, so, today, we have something like eight years experience.
Today, we have a fractionation capacity of 4.3 million liters approved by both FDA and European authorities in two facilities, one in Spain in Barcelona; one in Los Angeles.
Recently, five months ago, we obtained in the US approval for what we call Minifrac. Minifrac is a facility in Los Angeles that we got now the final authorization in December, 2009. And this is adding us a fractionation capacity additional of 700,000 liters. This is also an important thing for the decision that we have taken.
And finally our Company is selling products in more than 90 countries in the world, using today something like 20 or 21 companies, distribution companies, that we have all over the world. Our revenues last year were in the round of EUR900 million and our EBITDA was EUR266 million.
And Grifols today has 6,000 employees, from which I think 4,500 are in the US.
If we move to the next slide, I put a similar presentation about Talecris. I have — we have Mr. Larry Stern — that he will make some comments at the end of our presentation.
But I think what I’m going to say will fit with his — it is one of the five largest players in the world in this sector. Probably I can say it is number 3. It was established in 2005 through the acquisition of a Bayer bioscience company. And I think the acquisition of this division from Bayer by Cerberus took [care] in 2004; if not — I don’t know if one year more or less. And established as a company a little bit later as we know it today Talecris.
This company, Talecris, newly created but old, inherited technology because it’s not only Bayer but before Bayer it was Cutter Laboratories. And Cutter Laboratories is a company older than Grifols and started I think before World War II. Today, they are known and well-known, especially in the US, but well-known for these two products. Gamunex is a new gamma globulin launched I think two years ago and is an impeccable product. I think today we can say it is considered the best in the world. And in addition they got recently a neurological indication for the US. I’m not sure if they have this indication in Europe but maybe Larry Stern later will confirm.
And they have another product, unique, also, and the world. Prolastin is an alpha-1 PI protein product. They were the developers — Bayer was the developer of this product and this indication some years ago.
They have a high market share in the US. And Grifols also reproduces a similar protein but we only have the license in Spain. So we will talk later about synergies. and one of the synergies is especially this protein.
They are a well established infrastructure. They are developing their own plasma supply company. I think they have some 69 centers today in the US. They started three years ago or something like this. They are doing a substantial job in developing this company.
They have a fractionation capacity similar to us or exactly the same, 4.2 million liters. They have two facilities in the states; one in Clayton, one in Melville. The Melville one I think is around 1 million liters per year.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Jun. 07. 2010 / 12:30PM, TLCR — Grifols to Acquire Talecris Biotherapeutics
Revenues they had is $1.5 billion and the EBITDA, adjusted EBITDA, last year was $372 million. They have approximately 5,000 employees. They headquarters is in North Carolina. And they have 2 companies outside, distribution companies, one in Canada; this is important to remember, and one in Germany. So I hope this information; if not Larry Stern can put the details later.
If we move to the next page we try to put here advantages of the two companies but very, very simple concepts. Okay? This is just an example. For example, if we look on page 7 on the left side, Grifols, we are market leaders of IVIG 5% solution is the formulation. This is well — to be a market leader is nice but in the US only our company is selling 5% IV gamma.
We have available today licenses fractionation capacity. I mentioned this facility known as Minifrac approved in December last year is available.
We have extensive international sales, marketing and logistics network. We are selling in more than 90 countries through more than 90 affiliate companies. We have a very well established premier source plasma collection operation. We have 80 plasma centers organized in two different companies, one company is called Biomat; one company is called PlasmaCare. But the two companies are acting under the same criteria of quality and safety. And our cost of plasma I think is a very big asset. We are able to obtain plasma at a very good cost.
In the testing laboratory, plasma testing laboratory, we have a good infrastructure for serological testing. And we are constructing now a new facility, but [remember] serological testing.
And we have, as I mentioned before, dedicated engineering company for biologic facility design and construction.
If we look now to Talecris, they have a very well established IVIG 10% gamma, is called Gamunex, and this is a market that Grifols is not present today. So the fit is perfect.
They have manufacturing capacity constraints not for today, but maybe in the next future. And this is matching very good with our available manufacturing capacity. They have a strong clinical recess program, including subcutaneous — and you will see later other products. But subcutaneous is important and the US more than in Europe. But we will see later in the conclusions this is an important area for us.
They are, as I said, developing a first plasma collection operation, not yet self-sufficient totally. And, also, they have an interesting line of products, hyperimmune gamma globulins in the US, which Grifols also has in Europe. By this I mean tetanus gamma globulin, anti-D gamma globulin or known in the US Rh gamma globulin. Hepatitis gamma globulin. We have these products also in Spain or in Europe, licensed, but we don’t have them in the US.
In addition, we in Grifols will procure also this plasma. We have tetanus plasma, Rh plasma and hepatitis plasma. And Talecris today is buying this plasma from third parties. So that is another area of opportunity for this.
So going back down in this page, so we will become, or the group together will become number 3 in the world. We will have expanded plasma collections. No doubt we will have something like 150 centers or around 6 million or 7 million liters capacity of [tension] — plasma [obtention].
We will have additional fractionation capabilities. We will be the only company in the US to offer 5% and 10% and in subcutaneous gamma globulins.
We will have more powerful presence in the US but also globally. You will see later how complementary our R&D lines are and how significant our synergies are. You will see that later in this presentation.
I transfer now to Alfredo, and he will comment — no, excuse me, that’s — even for me, yes. I thought I was finished. Not finished yet.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Jun. 07. 2010 / 12:30PM, TLCR — Grifols to Acquire Talecris Biotherapeutics
So here, we put — I think this is 2009 worldwide revenues published by somebody — I cannot read this — it is from Baxter financials, CSL financials. And all of these are public filings. So the situation today worldwide is we have Baxter as number one in the world, followed by CSL, Talecris, Octapharma and then is ourselves.
With this acquisition, nothing is going to change very much because Talecris today is number 3. The addition of the 2 companies will still maintain number 3. Number 3 but closer to number 1 and far away from number 4. But basically this is the new scenario regarding revenues. And this is 2009 just having the revenues of the two companies, but to give you a flavor of how this may affect or not the worldwide market.
The next one, page number 9, is a very simple thing. It is by revenues by geography on the top of the slide. In the case of Grifols, 32% of our revenues come today from the United States, 47% from Europe and 21% the rest of the world. When you look at the case of Talecris 66% is United States, 14% is Canada, which is an appendix of the United States, you can consider altogether 80% is North America. I am excluding Mexico from this. And the rest, 20%, is Europe or rest of the world. So the combination of the two I think makes it more attractive and more balanced. It is 50% United States, 8% Canada, 28% Europe, and 14% the world.
And looking by products, well, the new combined company IV gamma will represent 47% of the revenues when today for Talecris this represents 55%. Then we have the rest of the products, alpha-1 PI becoming a very, very important protein, as it is already today for Talecris, but it will be also an important protein for the new company.
Well, here, we look at the map and the page number 10. This is the Grifols situation today, where we have our own subsidiaries. We have recently added — and when I say recently I mean one month ago or one week ago — we added Colombia as a new market for us. We got licenses to sell products. And one month ago we established a new subsidiary in Colombia.
Last week, and these all these things are by chance, we incorporated a new company for Scandinavia. It is based in Stockholm, where we already have now licenses to sell our products. And the last one is China, where we are I think doing this week, as I am speaking, we are going to have our first presence in China. However, we have been selling in China for more than 25 years. But we never been ourselves there. We always use a distribution company.
In the same chart you see some drawings about facilities. We have one — well, we have two facilities in Spain. One represents plasma products. Another one is IV solutions. We have one facility in the US, Los Angeles. We have one facility in Switzerland but this facility is for diagnostic products. And one facility in Australia that is also diagnostic. We acquired a company last year and we are now starting to produce diagnostic products in Australia. And then we have a small facility in Mexico but not related with the plasma products.
The rest of our affiliates have been in the company for many years. I think Portugal was incorporated in the year ‘84. And I think the last one that we incorporated before Colombia I don’t know; I don’t even remember. Maybe it was Poland. But we have this global presence.
And we are licensing products in other countries like Russia, India. As soon as we have the licenses we will start thinking what to do in these countries.
If you go to page 11 you see the Talecris worldwide presence. And I mean — I don’t mean they are not selling in other countries but they are physically owning companies in Canada, US and Germany. So this makes a lot of sense when you put the two companies together.
This is page 12. We are only overlapping in the US and Germany. In the US, clearly, Talecris is bigger than us and this is good for us. That is one of the reasons that we were tempted with this operation we are talking today. They are bigger and even Talecris is a younger company, they are older in the sense that their products and the old Bayer and [quota] reality is there, and this reputation still remains.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Jun. 07. 2010 / 12:30PM, TLCR — Grifols to Acquire Talecris Biotherapeutics
And in Germany it is probably the only country where we may have some I don’t even call it conflicts because I think without knowing the company they have over there I think we can totally adjust and benefit both from the German market. And in fact we are in the same city or surrounding so it will be an easy thing.
If you move now to page 13 this is a very, very, very brief summary of R&D that also I try to symbolize here that when we discover the projects that Talecris was involved and we put our projects, there is surprisingly no overlapping at all. The country, we can act the two companies are in the projects, one after another. And this is as I said just an example. For example, Grifols, we are almost finishing the [filling sealant or filling room] project. We have constructed a new facility, ready in Barcelona. We expect to have the license in Europe and the US by the end of 2011 or 2012. But the facility is done.
Surprisingly, Talecris is not involved at all in [filling room]. However, they are, if you look on the right side, involved in — and I think this is already finished — in neurology — the subcutaneous thing — well I think they are phase 3, not yet finished but almost finished that. And we are not at all involved in subcutaneous. Maybe we are in phase 1 but if this project from Talecris works we are going to cancel [another] one. But we are in the very preliminary study.
However, Grifols is very much — we are fanatics of albumin; probably one of the few if not the only company in the world liking albumin. And recently we published our results on assignment; it is a combination of albumin, plasma services and gamma globulin.
We are going to start now a study, an American study, very soon. But Talecris is not involving at all a single penny in the R&D of albumin.
In addition, we are working heavily in albumin for liver diseases like cirrhosis. We are starting a phase 3 study. And also we have another study not mentioned here which is in active liver failure, also by using albumin.
On the other hand, you have these people, Talecris, they are active in alpha-1 PI — well, excuse me, they are active in Plasmin, which we never thought about this. They are active in Plasmin in two ways; one Plasmin obtained from plasma and the last one in this project is a Plasmin obtained from recombinant technology, which is also new for us. Grifols has never been involved in the recombinant technology.
They have not only the Plasmin but also factor VIII. So this is a new technology that for us is beneficial and does not collapse any of our projects. But this is just an example as I said but the two companies — the R&D projects — they are adding. We do not have a single project that we have to cancel.
Well, now I’ve turned to Alfredo Arroyo about the significant synergies.
Alfredo Arroyo — Grifols, S.A. — CFO
Okay, thank you. (technical difficulty) business combination, synergies are one of the key points behind the transaction rationale.
This chart represents that we have three buckets, three different buckets of synergies. The blue one relates to plasma collection costs. The gray one, the gray bucket — that represents industrial or manufacturing synergies. And the red bucket represents [Agenting] and R&D.
Based on our best estimates we plan to achieve, in 2014, so four years’ time, $230 million cost synergies per annum. So that means that we’re going to start capturing synergies in 2011, ‘12, ‘13 and ‘14. So ramping up from 2011 until 2014, where $230 million will be [recognized] on sustainable synergies over the time.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Jun. 07. 2010 / 12:30PM, TLCR — Grifols to Acquire Talecris Biotherapeutics
We focus in the first bucket, the blue one, plasma collection costs, we expected that 15%, around 15% of this $230 million will be achieved over the time by creating a more efficient plasma collection level.
Currently, there is a significant plasma cost gap between Grifols and Talecris. And the main reason why is because we start running this — we start building up this donor center platform early on. So now we know how — currently we have a very optimized plasma cost so basically we are going to apply the same methodology, the same way to run these centers to the 69 centers that will be combined. So as I mentioned the total collected liters by these combining entities will be around 6 million liters. So that is the plasma collection costs.
The next bucket, which is the one where we expect most of the synergies came from is the manufacturing area, where in this case, we are going to apply the benchmarking approach, which means that we are going to identify best practices out of these two companies. So in order to maximize our production yield, we know — we have identified that Talecris gets higher production yield in one protein and Grifols got higher production yield in two proteins.
So in this stage case we are going to apply, again, the best practices in order to obtain higher yield for the combining entity.
Also, in order to do that, we are going to [cause licensing] products some facilities. Also, as mentioned by Victor Grifols, thanks to the additional fractionation capacity of these 700,000 liters we have immediate utilization of available manufacturing capacity. Right now, we have around 70% used capacity so we have spare capacity to immediate use.
In addition we expected to further optimize manufacturing costs for the combine industrial science. For the red bucket, which relates to Agenting and R&D this is a pretty common area in business combinations. So basically we will consolidate corporate functions trying to optimize these corporate functions.
Also, we will try to optimize the combined section of marketing functions. We will integrate IT and communication networks. In this case we are lacking because we both ran SAP platforms.
Finally, we are going to set R&D expertise, here, we will get some scale savings. So basically this is what we are going to achieve in the year, full, which means in 2014, this $230 million cost synergies per annum with a total one-off cost for this period of $100 million, which is more or less in line with previous transactions, where they have shown that 50% of the recurring synergies relates to this restructuring cost. So this page, again, represents the cost savings that will have an impact in the P&L.
In the next chart on page 16, on top of these P&L synergies, page 15 sorry — in addition to these cost synergies we are going to capture cash synergies. Cash synergies are related to CapEx optimization and working capital optimization.
On the CapEx side, both companies have entered in a very ambitious investment plan that combines CapEx for this five-year period will be $1.4 billion. We expected to achieve 20% of CapEx savings, which is more or less is this $300 million over this period, by eliminating duplications, by investments, by optimizing the combined donor center CapEx for those companies. So that is on the CapEx side.
On the working capital side, we will optimize the use and development of inventories. We will transfer [before] source plasma and intermediate products to Talecris. This is going to represent average range of between $40 million and $70 million per annum.
And finally, revenues. What we have done with revenues, as we have seen in the product portfolio and in the geographical map and feed there is no doubt that we will achieve some synergies on the revenue side.
But in order to be on the safe side, we did not consider any revenue synergies in our financial projections. So but clearly we expect to achieve some revenues in this field.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Jun. 07. 2010 / 12:30PM, TLCR — Grifols to Acquire Talecris Biotherapeutics
Moving to the next page, now on page 16, Victor is going to speak about the integration planning.
Victor Grifols — Grifols, S.A. — Chairman and CEO
Our idea is to — as soon as possible and possibly next week, we have to — because we are waiting for the FTC and final approval — we have to start thinking and getting FDA approval to exchange intermediate raw material.
Excuse me, my microphone was closed. I was saying that from now on and until we have final decision on the FTC approval, we are going to start working the two companies in exchanging intermediates among ourselves to be well — to get the FDA approval.
In some cases we will require to have confirm our lots, validations, so all these things take time. We are going to start with this.
We will, as I said before, we are going to understand better and offer our help or our knowledge to Talecris in the new CapEx, especially in the fractionation and purification to see if we can help with our Grifols engineering people to make it more either rational or faster or logical.
We will apply best practice because what we found is that in some cases, at least in one case, they are very efficient in one protein yield. In other cases, we are efficient in other protein yields. So we are going to start talking and thinking about improving yields by using best practice on each side.
We have to focus and we will focus on how we realize synergies as soon as possible. We are going to combine our efforts in front of client and consumers and patients. And both teams, both management teams, are going to work from now on how to integrate these two companies as soon as possible and as best as possible. Now I’m going to transfer again to Alfredo Arroyo.
Alfredo Arroyo — Grifols, S.A. — CFO
And now we are going to review the transaction impact on the main Grifols metrics, like revenue and EBITDA.
On the revenue side, by taking the closing figures of 2009 for both companies and relating into dollars regarding Grifols, we see that Grifols sales in 2009 achieved $1.3 billion; Talecris $1.5 billion. Therefore, the combined new entity will achieve $2.8 billion.
On the EBITDA side, as you can see in the chart we have basically about the same EBITDA level, $400 million. So the combined pro forma figures will be $800 billion. In addition to this combined figure, if we add on top these estimated synergies, around $250 million, this will give us approximately $1 billion EBITDA combined entity.
We expect that also immediate earnings-per-share accretion, growing around 30% by year two, mainly driven by the realization of synergies. We also expect the rapid fast dividends provided through a significant cash flow generation. We will see this in the next chart.
Going up to the next chart, we are in page 18, the transaction financing. How we are going to pay this consolidation? As I mentioned at the beginning in the summer transaction, it will be paid through cash and through Grifols nonvoting shares. So by looking at the [last] cash this $19 per share or $2 billion in cash, which is the cash portion of the total consolidation, together with backstop of existing debt of Grifols and Talecris is required, which will be refinanced through cash at hand, also committed five-, six- year term loan facilities, arranged by, jointly arranged by, Deutsche Bank, Nomura, BBVA, BNP Paribas, Deutsche Bank, HSBC and Morgan Stanley.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Jun. 07. 2010 / 12:30PM, TLCR — Grifols to Acquire Talecris Biotherapeutics
We will get the commitment to reach the long-term bond financing arranged by the same banks, and this acquisition facility will provide the new company a permanent financing structure, long term, and it is estimated to quickly repay it through internal cash flow generation.
The initial pro forma leverage ratio for 2010 will be around 5 times, net debt EBITDA. And we expect as I said rapid leverage, moving down from 5 times initial leverage down to 3 times by 2012 and below 2 times by 2014.
The Company, therefore, is firmly committed to retaining a robust and flexible capital structure.
The next page will review the second portion of paying the consolidation, which will be based on Grifols’s nonvoting shares. The ratio will be 0.64 Grifols nonvoting shares for each Talecris share. This represents approximately around 84 million new issued Grifols nonvoting shares.
And the key features of these nonvoting shares are, among others, the following. They do not carry any voting rights but they are entitled to the same dividend and all the economic rights at liberty or to the existing organized shares, Grifols organized shares. Those nonvoting shares have a provincial liquidation order versus Grifols’ ordinary voting shares. They will be listed on NASDAQ, and the Mercado Continuo, which is the Spanish stock exchange.
Now, finally, Victor Grifols will wrap up this presentation before comments from Mr. Larry Stern.
Victor Grifols — Grifols, S.A. — Chairman and CEO
Well, as a conclusion from our side here in Spain, I think that just to summarize, for us, it makes clear strategic rationale.
We have a significant synergy potential, $230 million per year. We think for the shareholders the accretion is important, 30% in two years.
Talecris shareholders will also realize a value and share upside from the combined group. Committed medium-term acquisition financing. I mean we have these beautiful five banks behind.
The initial leverage is maybe we can manage but we also think that deleveraging will be also rapid. The two companies have committed a combined management team. And the combination I think will be also excellent. And the results of this will be a better and benefit products and therapies for patients. So this is our conclusion.
And I think, now, we are going to ask Mr. Larry Stern if you want to add or clarify maybe some details that I in our presentation were not accurate or good. So please, Larry Stern, if you can join and finalize your conclusions. And I’m sorry you have to be a little bit fast because they are telling me we are a little bit late. So Larry.
Larry Stern — Talecris Biotherapeutics — Chairman and CEO
Yes. Yes, sure thing Victor, and thank you very much and good morning, everyone.
I certainly share your enthusiasm for this transaction, and I welcome the opportunity to discuss the value that Talecris will bring to the combined entity. From opposite sides of the Atlantic, Talecris and Grifols bring together entrepreneurial cultures.
Both companies have always focused on compliance and quality to ensure we deserve the trust from the patients we serve. By becoming part of Grifols we secure a brighter future by focusing on what is really important to us, patients, customers, our employees and of course our shareholders. We will have a more diversified and balanced product portfolio along with a stronger global footprint.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Jun. 07. 2010 / 12:30PM, TLCR — Grifols to Acquire Talecris Biotherapeutics
In addition, our innovative and complementary R&D pipelines will drive long-term sustainable growth. This transaction is about capitalizing on growth opportunities, building upon the complementary strengths of both companies and enabling an accelerated execution of key strategies to improve gross margins at Talecris.
The transaction will better enable us to expand our platform and to bring patients the innovative therapies that they have come to count on from both of our companies. This combination will increase our ability to derive more protein therapies from every liter of plasma, a key strategic objective in our gross margin expansion plans at Talecris. In addition, the combination will accelerate cost efficiencies in a new vertically integrated plasma supply chain at Talecris as Victor described. Plus the combined plasma collection platform is readily poised to meet the combined company’s needs with increasing patient demand.
At the same time I want to also address the value that this transaction offers to Talecris shareholders. Talecris shareholders will receive a significant premium to Talecris averaging closing stock price over the last 30 days. By receiving part of the consideration in stock, our shareholders will also be able to participate in what we believe will be a significant growth potential from this combination. Together, Talecris and Grifols will accelerate our common vision to enhance the quality for life, save more lives of patients who suffer from the life-threatening conditions our products are indicated to treat.
Combining the resources and the intellectual property from both companies will enable us to drive innovation for patients still in need of proven clinical treatments. For example, I continue to believe that plasma-derived Plasmin, our thrombolytic, which is in clinical trials to treat peripheral arterial occlusion and in proof of concept trials to treat ischemic stroke, will be the next most significant protein to be extracted from plasma, consistent with Victor’s vision. Uniting and leveraging two very similar corporate cultures with a stronger base of technology and a more efficient global manufacturing footprint provides an even better path for our Talecris shareholders, employees and the patients we serve.
Before we turn the call over to the operator and back to Victor I want to address one housekeeping item. Given our news today, Talecris will be suspending its annual guidance for 2010.
With that, Victor, I will turn it back to you, and of course if there are questions that you would like me to answer that came up in your portion I would be happy to do so.
Victor Grifols — Grifols, S.A. — Chairman and CEO
Okay, Larry. Your English is perfect. I understood everything.
Larry Stern — Talecris Biotherapeutics — Chairman and CEO
And my Spanish is nonexistent.
QUESTIONS AND ANSWERS
Nuria Pascual — Grifols, S.A. — IR Officer
Okay, thank you everybody. Now we have a few minutes for questions. I will try to put some of them together because some of these are recurrent. So first one would be probably for Alfredo, Alfredo Arroyo, because they are on the financial side.
So probably it is a mix of what is the conditions of the existing debt; how will everything be left at the end? Do we need to cancel Talecris bonds? Do we need to cancel Grifols bonds? What is the need for refinancing? And also how are we going to reduce from the 5 times net debt to EBITDA to what we say this 2 times from the initial run?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Jun. 07. 2010 / 12:30PM, TLCR — Grifols to Acquire Talecris Biotherapeutics
Alfredo Arroyo — Grifols, S.A. — CFO
Okay. Well this is a quite complete question. I’m going to try to answer — basically there are two pieces behind this question. Number one is what are we going to do with the existing debt?
Basically, the financing that we have now committed by the six banks — we are — what we got is an amount enough to cover the cash consideration and the existing debt for both companies. So basically we are assuming that we have to refinance all the existing debt. That is what is called backstop financing. But I’m pretty sure that we will keep some of the long-term debt, especially bilateral long-term loans in Spain, which are subsidized by the state-owned agencies. And precisely, regarding the high-yield bonds on the track side and the private placement bonds of Grifols, we are going to try to keep as much as possible so as we will be based on our best efforts to retain some of the bondholders. But, again, the existing financing structure in place and are written by the six banks — Bobby 6 banks is assuming — let’s say the worst-case scenario that we have to refinance everything on top of paying in cash the consolidation.
Nuria Pascual — Grifols, S.A. — IR Officer
Okay, I hope this is clear enough. On the transaction structure there are a couple of questions related first to the local periods from Cerberus, and also concerning — well some people wanted some additional explanation on how the structure of the shareholding will look like at the end with the nonvoting shares and how will be the majority structure on the voting side?
Alfredo Arroyo — Grifols, S.A. — CFO
Okay. Regarding the low cap period, which has been agreed, is three months. And regarding the voting ownership and economic ownership before and after the transaction, the way that is going to look like is the following. Currently, the Grifols founders have 40% of voting rights so they control 40% of the voting power. In the post-transaction the Grifols founders — the founders — will keep the control of the 40% for the voting rights since we mentioned we will issue nonvoting shares. So from a voting point of view and a controlling point of view the existing founders of the Grifols company will remain with the same percentage.
From the economic ownership point of view currently the founders have 40% of the economic ownership. And after the transaction, they will be diluted down to 29%. So the post-transaction economic ownership will be like the following. Founders of Grifols company 29%, direct shareholders 28%, and we float the rest around 42%.
Nuria Pascual — Grifols, S.A. — IR Officer
Thank you. Moving to another topic. Again, I’m trying to concentrate some of the questions. Why do we think that the FTC will approve this time the deal as compared to the CSL deal? And second to that what has changed from the moment when Talecris and CSL were trying to merge, and what is different now?
Victor Grifols — Grifols, S.A. — Chairman and CEO
Well, we, as you can imagine, we have looked at this part very carefully. I think there is two basic differences from the previous acquisition of Talecris and this one. The previous, and we all have in mind the chart we have in the United States today, we have twice players. The number one is Baxter; number 2 CSL; number 3 Talecris; number four, Grifols; number 5, Octapharma.
The previous acquisition, number 2, was going to acquire number 3, resulting in a bigger number 2. So Baxter was still going to be number one or not. CSL plus Talecris was going to be number one or number 2. And far away was coming Grifols and Octapharma.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Jun. 07. 2010 / 12:30PM, TLCR — Grifols to Acquire Talecris Biotherapeutics
I think this was not well perceived by the FTC. They were a little bit afraid of two big players in this market and the rest of the players although they are players but very small and were not able to really compete.
Our approach is different. If Grifols and Talecris merge, we will have a third player that is going to be bigger; not yet as big as the second but very close to the second. But still a third player.
And you have a fourth player in the scenery and maybe other players coming. As you know, LSB from France or BPL from the UK. So I think this, in our opinion, is an important thing.
The FTC will see that the three players remain three and that Grifols is not disturbing the essential structure of the US market. That is one point in our opinion.
The second point is we are much more than CSL in the US and also worldwide. But we don’t have a single product that the two companies together have already, passing a critical market share, which in the case of CSL and Talecris, when you analyze some products they were reaching together critical market share according to the FTC point of view.
So I think these two aspects are really important, and we think and we feel that this will make a difference. And honestly the opinion we have from the experts is that we should be able to pass this test without — I’m not saying without any problems — but without significant problems. I hope this answers you the question.
Nuria Pascual — Grifols, S.A. — IR Officer
Okay, thank you. And one question — well a couple of questions on the CapEx and manufacturing. First is how all these mergers of this operation is going to affect the IVIG expansion plans for both Grifols and Talecris? Also related to production how collections are going to be impacted from the point of view of a combined entity at the end?
Victor Grifols — Grifols, S.A. — Chairman and CEO
Collections?
Nuria Pascual - Grifols, S.A. — IR Officer
Collections, [plus my] collections, yes.
Victor Grifols — Grifols, S.A. — Chairman and CEO
Well, regarding the CapEx, we here, at Grifols, we approved in the year 2007 a big — well big for our size — a big CapEx plan. And that plan was going to last until the year 2012. So we started 2008, 2009, 2010. Everything so far is on plan, on budget. So we have now — we are starting to see realities regarding fractionation capacities in the US but also in Spain. We are going to see realities very soon — or we have already seen realities in albumin production capacity. And one of our biggest investments in the US is a new ID gamma facility. That is a twin facility from the one we have in Barcelona. Construction started October 2008 and construction finished exactly June 2010.
Now we have a period for validations and inspections and confirm [us lots]. And we expect this facility to be operational let’s say January, 2013.
This is a reality, okay. So these guys, they have also, Talecris has also a CapEx plan. They are starting with a big project to increase fractionation. We will realize this because in our case we have available capacity. They have enough capacity for IV gamma

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Jun. 07. 2010 / 12:30PM, TLCR — Grifols to Acquire Talecris Biotherapeutics
[proliferation]. However, our new facility for IV gamma can be easily — and I said this construction is finished — is easily adaptable to produce more Gamunex instead of our Flebogamma. And this is something we will have to decide in the future. We will have to — not yet — we are not authorized to talk about sales and things and marketing things. However, we have a big facility in Barcelona. We can produce 5% gamma in Barcelona. We have the option, 10% production in the states for Flebogamma or Gamunex if needed. And this is something that in the time we are going to decide.
Another interesting area I was mentioning to you is the testing lab. We have testing lab capacity for serological tests and we are self-sufficient at Grifols and we are building a new lab in San Marcos.
However, Talecris — they have a lab for testing plasma but not serological. They are doing the PCR test and the serological part is done outside. So it is a perfect match between the two companies. We can be self-sufficient, totally self-sufficient, in the testing. So it is a question to revise — our project in San Marcos is almost finished — it is a question to realize what project they have for the PCR testing lab. I hope that this has answered the question.
Nuria Pascual — Grifols, S.A. — IR Officer
And next we have questions on whether there is a breakup fee for this deal. And while here what we can say is that yes, there is a fee. It is customary in this type of operation but this information has not been disclosed, has not been made public. Okay?
So again on one of the questions on the financial side that we were speaking at the beginning there was some follow-up clarification and someone who wanted to know whether our intention — the Company’s intention was to leave the bonds in place although there is enough financing to take them out if necessary; yes, that is the idea; that is what we meant with the explanation.
What else do we have? So basically also there is a question on whether there are any decision has been taken on Germany? What are we going to do there since apparently it is the only country where there could be some overlapping?
Victor Grifols — Grifols, S.A. — Chairman and CEO
Well, as I said we have no chance to talk about sales, marketing organizations. So we have a very, very, very, very limited information about the size of the activities of Talecris in Germany.
The only thing I know we are very close in the cities, very near to Frankfurt airport. This is something that we will have to see. But we are not worried at all because I think the two things can totally merge. They are — probably they are bigger than we are in Germany. Well a number of — in people, yes. But we don’t know the stock all they have; we don’t know the warehousing facility they have. So we still have not yet going through this aspect. But as I said they don’t worry us very much. I think we can perfectly fit the two companies in Germany.
Nuria Pascual — Grifols, S.A. — IR Officer
Okay. And to finalize here on our side because some have heard we are running out of time, we have a couple of questions on potential advantages or differences, if we could highlight the differences of the nonvoting shares. So apart from nonvoting, obviously, whether there are some other differences?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Jun. 07. 2010 / 12:30PM, TLCR — Grifols to Acquire Talecris Biotherapeutics
Alfredo Arroyo — Grifols, S.A. — CFO
Okay. Well, basically the nonvoting shares, they have a precedence dividend along with the ordinary dividend. They have preferential [in order] in case of liquidation. They have a voting right in a separate AGM. For those agreements are made and damage — they may hurt their interest.
They have also a preference subscription rights in case of capital increase, both for class A and class B shares. For the takeover mechanism, there is a mechanism where they can participate in this type of transaction, in the same terms as the hosting shares. So basically I mean in a separate AGM they can approve pretty much same — perceive the same topics than in the AGM for let’s say ordinary shares in terms of regarding specialty stock, capital increase that may again hurt their interests.
Nuria Pascual — Grifols, S.A. — IR Officer
Well, I think we need to close for today. Any other comments on your side, Larry?
Larry Stern — Talecris Biotherapeutics — Chairman and CEO
No, I just want to again express my enthusiasm for this transaction. With our two leading products, Gamunex, which has more FDA approved clinical indications than any other IVIG, including the only one in neurology with CIDP.
And by the way, one of the questions that Victor had asked was about Europe. Not only are we approved in Germany but we’re actually approved in 17 European countries, although we only launched today in Germany and Greece. So a good opportunity there.
We are proved in Canada, other countries around the world. So I think that that is just one example of how this combination will be able to be leveraged in the combined transaction using the global footprint with some of the leading therapies from Talecris.
Nuria Pascual — Grifols, S.A. — IR Officer
Okay. Then thank you all for taking part in this conference. The information will be recorded — the information on the webcast will be recorded and available through the website. And of course you are always welcome to contact for additional questions through our standard channels with the Investor Relations Department. Thank you.

DISCLAIMER
Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.
In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.
THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
©2010, Thomson Reuters. All Rights Reserved.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.